EXHIBIT 99.1

Mawson Infrastructure Group Announces Financial Results for Third Quarter 2021

Revenue of $10.9 Million, up 1100% vs Q3 2020

Gross Profit of $8.4 Million, up $8.3m vs Q3 2020

‘MIGI’ Successfully listed on NASDAQ

Additional 17,352 ASIC bitcoin miners purchased

New 100MW facility in Pennsylvania, USA

Phase 2 of Georgia expansion begins, 100MW available early Q1 2022

Hosting Co-location revenue of $0.8 Million

Sydney, Australia — November 15th, 2021 — Mawson Infrastructure Group Inc. (NASDAQ:MIGI), a Digital Infrastructure provider, reported third quarter financial results for the period ended September 30, 2021.

Q3 2021 Financial and Business Highlights

●	Revenue of $10.9 million compared to $1.1 million vs Q3 2020; up 1100%

●	Gross profit of $8.4 million, compared to $44,000 vs Q3 2020;

●	Successfully listed on Nasdaq Capital Market under the ticker ‘MIGI’

●	Completed US$45M underwritten capital raising in September in conjunction with Nasdaq listing

●	Announced new 100MW facility in Pennsylvania, USA

●	Purchased an additional 17,352 ASIC bitcoin miners, adding 1.5EH to existing operations

●	Phase 2 of Georgia expansion begins, 100MW available early Q1 2022

●	Launched additional customers under the Luna Squares LLC hosting business, utilizing the company’s Modular Data Centre (MDC) technology located in Georgia, USA, with hosting Co-location revenue of $0.8M

Subsequent to Quarter End

●	Purchased 4000 latest generation ASIC bitcoin miners for delivery late 2021, and upgrade of guidance from 3.00 EH to 3.35 EH by Q2 2022

●	Signed partnership with Global Green Energy Infrastructure Fund, Quinbrook Infrastructure Partners, with first site now operational in Australia

James Manning, CEO and Founder of Mawson Infrastructure, said, “Revenues grew rapidly in the third quarter to $10.9 million, driving a revenue increase of 1100% vs Q3 2020, on the increasing price of bitcoin and further ASIC bitcoin miner deployments. In addition, gross profit grew to $8.4 million during the quarter, illustrating the profitability of our business as we continue to scale.”

James Manning continued, “Q3 was a busy quarter for the team as we successfully listed on the Nasdaq Capital Market, added over 17,000 ASIC bitcoin miners to our fleet, signed a new 100MW facility in Pennsylvania and kicked off the expansion of our Georgia facility which will have 100MW of available energy by early Q1 2022. We now look forward to the significant scale up of operations into year end and beyond and look forward to keeping shareholders up to date on developments on this front in due course.”

Revenue

Revenue was $10.9 million for the third quarter of 2021 compared to $1.0 million in the third quarter of 2020. The increase was driven by an increase in ASIC bitcoin miner deployments, an increase in the bitcoin price in the 2021 period as well as revenues from the Hosting Co-location business.

Cryptocurrency mining revenues for the third quarter of 2021 were $10.1 million compared to $1.0 million in the third quarter of 2020. This increase was attributable to higher bitcoin prices in the 2021 period, averaging $41,877 per coin as compared to $10,621 per coin in the 2020 period. The number of Bitcoins sold totaled 249.76 in the 2021 period compared to 93.06 in the 2020 period. Hosting Co-location revenue for the three months ended September 30, 2021 and 2020 were $0.8 million and $nil respectively.

Cost of Revenues

Cost of revenues were $2.5 million for the third quarter of 2021 compared to $0.9 million in the third quarter of 2020. The increase in cost of revenue was primarily attributed to the increase in power costs, and the reallocation of power costs from the period ended September 30, 2021.

Selling, general and administrative expense

Selling, general and administrative expenses for the third quarter of 2021 were $5.51 million compared to $0.75 million in the third quarter of 2020. The increase in general, selling and administrative expenses were primarily attributable to increases in expenses related to the increase in the scale of business operations.

Net Loss

As a result of the foregoing, the Company recognized a net loss of $3.1 million for the three months ended September 30, 2021compared to a net loss of $3.55 million for the three months ended September 30, 2020.

Cash

Cash and cash equivalents was $32 million as of September 30, 2021.

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About Mawson Infrastructure

Mawson Infrastructure is a digital infrastructure provider, with diversified operations across Cryptocurrency Mining and Digital Asset Management. Headquartered in Sydney, Australia and operating across the USA and Australia, Mawson Infrastructure’s mission is to build a bridge between the rapidly emerging digital asset industry and traditional capital markets, with a strong focus on shareholder returns. Mawson matches energy infrastructure with next-generation mobile data centre solutions, enabling the proliferation of blockchain technology.

For more information, visit: www.mawsoninc.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Mawson cautions that statements in this press release that are not a description of historical fact are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words referencing future events or circumstances such as “expect,” “intend,” “plan,” “anticipate,” “believe,” and “will,” among others. Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon Mawson’s current expectations and involve assumptions that may never materialize or may prove to be incorrect. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of various risks and uncertainties, which include, without limitation, the possibility that Mawson’s need and ability to raise additional capital, the development and acceptance of digital asset networks and digital assets and their protocols and software, the reduction in incentives to mine digital assets over time, the costs associated with digital asset mining, the volatility in the value and prices of cryptocurrencies and further or new regulation of digital assets. More detailed information about the risks and uncertainties affecting Mawson is contained under the heading “Risk Factors” included in Mawson’s Annual Report on Form 10-K filed with the SEC on March 1, 2021 and Mawson’s Quarterly Report on Form 10-Q filed with the SEC on November 15, 2021, and in other filings Mawson has made and may make with the SEC in the future. One should not place undue reliance on these forward-looking statements, which speak only as of the date on which they were made. Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Mawson undertakes no obligation to update such statements to reflect events that occur or circumstances that exist after the date on which they were made, except as may be required by law.

Investor Contact:

Brett Maas

646-536-7331

brett@haydenir.com

www.haydenir.com

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